UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Celsius Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

155118V207

(CUSIP Number)

November 29, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 155118V207

1	Names of Reporting Persons Chau Hoi Shuen Solina Holly
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United Kingdom citizenship with permanent residency in Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,400,249
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,400,249
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,400,249
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 12.33%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 155118V207

1	Names of Reporting Persons Grieg International Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,164,294
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,164,294
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,164,294
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 12.02%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 155118V207

1	Names of Reporting Persons Oscar Time Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 235,955
	6	Shared Voting Power 0
	7	Sole Dispositive Power 235,955
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 235,955
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.31%
12	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer:

Celsius Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2424 North Federal Highway, Suite 208

Boca Raton, Florida 33431

Item 2.

(a)	Name of Person Filing:

(1) Chau Hoi Shuen Solina Holly

(2) Grieg International Limited

(3) Oscar Time Limited

(b)	Address of Principal Business Office or, if None, Residence:

The address of principal business office for Chau Hoi Shuen Solina Holly is:

Suites PT. 2909 & 2910, Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

The address of principal business office for Grieg International Limited and Oscar Time Limited is:

Kingston Chambers

P.O. Box 173

Road Town, Tortola

British Virgin Islands

(c)	Citizenship:

Chau Hoi Shuen Solina Holly – United Kingdom citizenship with permanent residency in Hong Kong

Grieg International Limited – British Virgin Islands

Oscar Time Limited – British Virgin Islands

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

155118V207

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(1) Chau Hoi Shuen Solina Holly

(a)	Amount Beneficially Owned: 9,400,249

(b)	Percent of Class: 12.33%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,400,249

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,400,249

(iv)	Shared power to dispose or to direct the disposition of: 0

(2) Grieg International Limited

(a)	Amount Beneficially Owned: 9,164,294

(b)	Percent of Class: 12.02%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,164,294

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,164,294

(iv)	Shared power to dispose or to direct the disposition of: 0

(3) Oscar Time Limited

(a)	Amount Beneficially Owned: 235,955

(b)	Percent of Class: 0.31%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 235,955

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 235,955

(iv)	Shared power to dispose or to direct the disposition of: 0

*

All calculations of percentage ownership herein are based upon an aggregate of 76,225,201 shares of Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

The Shares referenced in Item 4 above are held of record by Grieg International Limited and Oscar Time Limited. Chau Hoi Shuen Solina Holly has sole voting and dispositive power over such Shares.

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2022

Chau Hoi Shuen Solina Holly

By:	/s/ Chau Hoi Shuen Solina Holly

Grieg International Limited

By:	/s/ Chau Hoi Shuen Solina Holly
Name:	Chau Hoi Shuen Solina Holly
Title:	Director

Oscar Time Limited

By:	/s/ Chau Hoi Shuen Solina Holly
Name:	Chau Hoi Shuen Solina Holly
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).